EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

August 23, 2019

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Bezeq’s Tax Asset

Following previous reports on this matter, regarding Bezeq’s deferred tax asset (the “Tax Asset”) of NIS 1.166 billion for carry-forward losses of DBS Satellite Services 1998 Ltd. (“DBS”):

Bezeq reports that as part of its discussions with the Israeli Securities Authority (“ISA”) about an approval to publish a prospectus, on August 23, 2019, Bezeq received comments from the ISA stuff regarding the adequacy of the accounting treatment implemented by Bezeq with respect to the recognition of the Tax Asset. The question is whether Bezeq has properly established the expectations test that underlies the ability to continue to recognize the Tax Asset.

The ISA’s position as it is being formulated says that there may be difficulties in Bezeq’s position on recognition of the Tax Asset and it appears that the ISA’s position is that Bezeq did not raise the necessary burden of establishing the expected utilization of the Tax Asset in connection with three events: (1) the cancellation of the structural separation by the Ministry of Communications; (2) extending the term of the taxation ruling in connection with the utilization of the Tax Asset each year until the structural separation is cancelled; (3) sustainable taxable income over time after the date of the cancellation of the structural separation (for the Bezeq entity as merged with DBS), which will allow the utilization of the Tax Asset.

The formulating position of the ISA indicates that the expectations test is correct as of the date of the financial statements for 2018 and thereafter, and not for the previous periods. This is because some of the issues related to the cancellation of the structural separation are the focus of a criminal investigation into the affairs of senior corporate officers of Bezeq between 2013 to 2017.

In accordance with the ISA’s comments, before the ISA’s staff finalizes its position on the matter, Bezeq is requested to consider whether there are any additional arguments it wishes to raise before the ISA’s staff, by August 28, 2019.

Bezeq is examining the ISA’s position and the question of continuing to describe the Tax Asset in the Bezeq’s report when there is a reasonable possibility that Bezeq will make a decision to write off the entire Tax Asset for the Q2 2019 financial reports.

It is hereby clarified that, to the extent that such write-off is made, it will be an accounting operation only without a direct impact on Bezeq’s currently projected cash flow and that the accounting operation in itself does not directly affect the probability of the actual Tax Asset being utilized.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.